EXHIBIT 12.1

Alion Science and Technology
Computation of Ratio of Earnings to Fixed Charges

								Six Months Ended
	Years Ended September 30,							March 31,
Actual Data	2005	2006	2007	2008		2009		2010
	(Amounts in thousands)

Fixed Charges
Cash interest expense	$9,328	$19,349	$33,609	$49,909		$52,022		$28,666
Amortization of capitalized expenses related to indebtedness	3,897	2,591	3,182	2,912		5,067		2,378

Total fixed charges	$13,225	$21,940	$36,791	$52,821		$57,089		$31,044
Earnings
Pre-tax earnings (loss)	$(40,172)	$(31,089)	$(42,780)	$(25,334)		$(17,041)		$35,000
Fixed charges	13,225	21,940	36,791	52,821		57,089		31,044

Earnings before fixed charges	$(26,947)	$(9,149)	$(5,989)	$27,487		$40,048		$66,043

Ratio of earnings to fixed charges	N/A (a )	N/A (a )	N/A (a )	0.52 (b	)	0.70 (b	)	2.13

(a)	Earnings for fiscal 2005, 2006 and 2007 were inadequate to cover fixed charges in those years by $26.9 million, $9.1 million, $6.0 million.

(b)	Although the fixed charge coverage ratios for fiscal years 2008 and 2009 were positive, earnings were inadequate to cover fixed charges by $25.3 million in 2008 and by $17.0 million in 2009.